PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

Supplement dated October 1, 2024, to the

Prospectus and Statement of Additional Information (“SAI”),

each dated August 28, 2024

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s Prospectus and SAI.

Investment Adviser Change of Control

HB Wealth Management, LLC (the “Adviser”), the investment adviser to the Peachtree Alternative Strategies Fund (the “Fund”), has announced that it has entered into an agreement to sell a minority ownership interest in its firm to TPG Growth, a leading global alternative asset manager with an extensive track record in private equity, a diversified portfolio, and a differentiated approach based on innovation, organic growth, and a culture of openness and collaboration, in a transaction that is anticipated to close on or about November 15, 2024 (the “Transaction”).

The Adviser does not expect any interruption of the Fund’s daily business operations as a result of the Transaction. It is anticipated that the Fund’s portfolio management team will remain the same and will continue to manage the Fund using the same investment objective and strategies that have been employed by the Adviser since the Fund’s inception. Further, it is anticipated that the management fee rate payable by the Fund to the Adviser will remain the same and that the Adviser will continue to contractually waive the entire management fee and contractually waive and/or reimburse certain fees and expenses of the Fund.

Investment Advisory Agreements, Expense Limitation Agreements and Management Fee Waiver Agreements

Under the Investment Company Act of 1940, as amended (the “1940 Act”), an investment advisory agreement automatically terminates upon an “assignment.” Because of the change of relative ownership interests of the Adviser resulting from this Transaction, the Transaction will result in a deemed “assignment” for purposes of the 1940 Act, causing the termination of the current investment advisory agreement between the Adviser and the Fund. Therefore, the Board of Trustees of the Fund (the “Board”) will be asked to approve: (1) an interim investment advisory agreement between the Adviser and the Fund, (2) an interim expense limitation agreement between the Adviser and the Fund; and (3) an interim management fee waiver agreement between the Adviser and the Fund that will each become effective upon the closing of the Transaction. The Board will also be asked to approve: (1) a new investment advisory agreement between the Adviser and the Fund (the “New Advisory Agreement”); (2) a new expense limitation agreement between the Adviser and the Fund; and (3) a new management fee waiver agreement between the Adviser and the Fund. The New Advisory Agreement will be submitted to the shareholders of the Fund for their approval at a meeting called for that purpose. The Fund anticipates that a proxy statement, a notice of the shareholder meeting and a proxy ballot with more information regarding the Transaction and the New Advisory Agreement will be mailed to shareholders of the Fund in December 2024.

This Supplement and the Fund’s Prospectus and SAI provide relevant information for all shareholders and should be retained for future reference.